GREAT QUEST METALS LTD.

RECEIVED
2005 NOV 28 A 11:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012820

82-3116

November 17, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 17, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

PROCESSED
NOV 29 2005

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

November 17, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Government Report Describes Previous Discovery of Diamonds in 3 Locations on Kenieti Concession

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the results of a report completed by the PDRM, Programme pour le Developpement des Ressources Minerales, a branch of the Ministry of Mines, Mali, West Africa, summarizing the diamond exploration which has been completed in the past on the Company's 2,149 sq km Kenieti concession in western Mali.

Although the concession covers 3 kimberlites, the feature of the report was the description of the discovery of diamonds in 3 separate locations in alluvium just below the Tambaoura escarpment. The most interesting is in the Djibouria area where 6 diamonds were found by orpailleurs or hand miners and documented by the BGRM, a research agency of the French Government. Four diamonds (0.09, 0.7, 0.7 and 0.9 carats) were found along the Gara River for a distance of 7.5 km southwest of Djibouria. Two diamonds (0.1 and 0.1 carats) were found along tributaries within 4.5 km south of Djibouria. At Kenieti, 8.8 km north of Djibouria, 3 small diamonds were found by MADE, a joint venture of Mink Minerals and Ashton Mining, one diamond was found by an orpailleur, and all diamonds were documented by MADE. A further 18.8 km north of Kenieba, one 0.20 carat diamond was found by an orpailleur and documented by the BGRM.

In the initial work programs, the Company plans to use airborne magnetic data and previous sampling data for diamond indicator minerals to guide exploration in the 3 areas described above to locate the source of the diamonds.

Great Quest's feature project is in the Kenieba concession where the Company has been testing the Djambaye 2 gold zone. Twelve holes were recently drilled over a 400 m length of the 2,342 m zone with significant results from 11 of 12 holes. The deepest intersection of the zone was at 75 m. Great Quest is currently seeking a financing to continue to explore the zone to depth and along strike.

Randgold started production on the 8-million-ounce Loulo gold deposit in September and just announced a further US$100,000,000 program to develop the underground portion of the deposit. Nevsun Resources plans to put the 1.5-million-ounce Tabakoto gold deposit into production in December, 2005. The Loulo deposit is 25.4 km northwest of the Kenieba concession and the Kenieba concession, is south of and adjacent to the Tabakoto concession.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President